AM 10-5-2004

CM 10/5/04

04013452

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED SEP 2 9 2004 WASH, D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/03 AND ENDING 07/31/04
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Investment Solutions, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9A Riverbend Drive South
(No. and Street)

Stamford	CT	06906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick De San 212-587-6667
(Area Code --- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name --- *if individual, state last, first, middle name*)

555 California Street	San Francisco	CA	94903
(Address)	(City)	(State)	(Zip Code)

PROCESSED
OCT 0 6 2004
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

OATH OR AFFIRMATION

I, Patrick De San, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Solutions Inc., as of July 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Patrick De San
Signature

CFO
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 06

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Investment Solutions, Inc.
Year ended July 31, 2004 and period from September 9, 2002 (inception), through July 31, 2003
with Report of Independent Auditors

Investment Solutions, Inc.

Financial Statements
and Supplemental Information

Year ended July 31, 2004 and period from September 9, 2002
(inception) through July 31, 2003

Contents

ERNST & YOUNG LLP

Suite 1700
555 California Street
San Francisco, California 94104

Phone: 415 951 3000

Report of Independent Auditors

The Stockholder of Investment Solutions, Inc.

We have audited the accompanying statements of financial condition of Investment Solutions, Inc. (the "Company") as of July 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended July 31, 2004 and the period from September 9, 2002 (inception) through July 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Solutions, Inc. at July 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended July 31, 2004 and the period from September 9, 2002 (inception) through July 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

August 31, 2004

Investment Solutions, Inc.

Statement of Financial Condition

	July 31, 2004	July 31, 2003
Assets		
Cash	$ 195,137	$ 45,593
Commissions receivable, net of allowance for doubtful accounts of $102,497 and $76,978	–	25,519
Deferred tax asset	71,269	30,956
Prepaid assets	6,250	5,762
Total assets	$ 272,656	$ 107,830
Liabilities and Stockholder's Equity		
Accrued expenses	$ 36,000	$ 5,000
Current taxes payable	36,606	27,456
Total liabilities	72,606	32,456
Stockholder's equity:		
Common stock (100 shares authorized, issued, and outstanding, no par value)	–	–
Additional paid-in capital	256,000	86,000
Retained earnings	(55,950)	(10,626)
Total stockholder's equity	200,050	75,374
Total liabilities and stockholder's equity	$ 272,656	$ 107,830

See accompanying notes.

Investment Solutions, Inc.

Statement of Operations

	Year ended July 31, 2004	For the period from September 9, 2002 (inception) through July 31, 2003
Revenues:		
Commissions	$ –	$ 168,499
Interest income	733	114
Total revenues	733	168,613
Expenses:		
Legal and professional	36,000	5,000
Regulatory fees	15,701	29,204
Clearing charges	–	66,002
Bad debt expense	25,519	76,978
Other general and administrative	–	15
Total expenses	77,220	177,199
Net loss before income tax benefit	(76,487)	(8,586)
Income tax benefit	31,163	3,500
Net loss	$ (45,324)	$ (5,086)

See accompanying notes.

Investment Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended July 31, 2004 and
period from September 9, 2002 (inception) through July 31, 2003

	Shares	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at September 9, 2002 (inception)	100	$ –	$ 30,000	$ (5,540)	$ 24,460
Capital contribution	–	–	56,000	–	56,000
Net loss	–	–	–	(5,086)	(5,086)
Balance at July 31, 2003	100	–	86,000	(10,626)	75,374
Capital contribution	–	–	170,000	–	170,000
Net loss	–	–	–	(45,324)	(45,324)
Balance at July 31, 2004	100	$ –	$ 256,000	$ (55,950)	$ 200,050

See accompanying notes.

Investment Solutions, Inc.

Statement of Cash Flows

	Year ended July 31, 2004	For the period from September 9, 2002 (inception) through July 31, 2003
Cash flows from operating activities		
Net loss	$ (45,324)	$ (5,086)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense	25,519	76,978
Changes in operating assets and liabilities:		
Commissions receivable	–	(102,497)
Deferred tax asset	(40,313)	(30,956)
Prepaid assets	(488)	(5,762)
Income taxes payable	9,150	27,456
Accrued expenses	31,000	5,000
Net cash used in operating activities	(20,456)	(34,867)
Cash flows from financing activities		
Capital contributions	170,000	56,000
Net cash provided by financing activities	170,000	56,000
Net increase in cash	149,544	21,133
Cash at the beginning of period	45,593	24,460
Cash at the end of period	$ 195,137	$ 45,593

See accompanying notes.

1. Nature of Operations and Summary of Significant Accounting Policies

Organization and Basis of Presentation

Investment Solutions, Inc. ("the Company" or "ISI"), a wholly owned subsidiary of Intuit, Inc. ("the Parent"), was incorporated on December 26, 2001, and commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 on September 9, 2002. The Company is a member of the National Association of Securities Dealers, Inc. The Company's primary operations are the collection and tracking of commissions earned under a joint venture arrangement between the Parent and Muriel Siebert & Co. ("Siebert Joint Venture"). The Parent is responsible for technology, marketing, and content, and Muriel Siebert & Co., a subsidiary of Siebert Financial Corp. ("Siebert"), is responsible for broker dealer functions and services, including initiating trades, collecting commission revenues, and paying clearing charges. The Company was created solely to receive 50% of the commission fees generated by the Siebert Joint Venture. The Company also is responsible for paying 50% of the clearing charges in connection with the generation of these revenues. During the year ended July 31, 2004, the Company's Parent and Siebert terminated their joint venture agreement (see Note 2).

The Company is economically dependent upon the financial support of the Parent to continue operating as a going concern. The Parent has committed to continue providing financial support to maintain adequate capital as required by the SEC regulations. Accordingly, the Company's financial statements have been presented on a basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with insignificant interest rate risk and maturities of 90 days or less at the date of purchase to be cash equivalents. Cash consists of savings deposits. The carrying value of cash and cash equivalents equals fair value at July 31, 2004 and 2003.

Commissions Receivable

Commissions receivable are the Company's share of commissions earned by the Siebert Joint Venture through the execution of customer transactions. The clearing and depository operations for the Company's security transactions are provided by the Siebert Joint Venture. For financial reporting purposes, amounts owed to Siebert, totalled $140,457 and $66,002 at July 31, 2004 and 2003, respectively, have been netted against commissions receivable. Commission revenue and related expenses are recorded on a trade date basis.

During the period ended July 31, 2003, the relationship between the Company's Parent and Siebert deteriorated. Due to the impact this might have on the collection of the Company's commissions receivable, an allowance was established. On September 17, 2003, Siebert filed a lawsuit in the New York State Supreme Court against the Company's Parent. The lawsuit alleges, among other things, breach of contractual obligations, breach of fiduciary duties, misrepresentations and/or fraud, and other claims relating to the strategic alliance between the two companies.

During the year ended July 31, 2004, the Company wrote off its net receivable balance as collection from Siebert was not deemed probable. Accordingly, no commissions revenue was recorded during the year.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated tax returns filed by the Parent. The Parent and the Company have agreed to reimburse each other for tax-related items as determined by calculating the Company's tax provision or benefit as if it filed tax returns on a separate-entity basis from the Parent using the Parent's marginal tax rates. Taxes have been provided for in these financial statements on this separate-entity basis at the statutory tax rate of the Company. Realization of deferred tax assets was determined by the ability of the consolidated return group to realize its deferred tax assets, as the Parent has agreed to reimburse the Company for the benefit of its deferred tax assets when utilized in future periods.

2. Siebert Litigation

On September 17, 2003, plaintiff Muriel Siebert & Co., Inc. filed a complaint against the Company's parent company, Intuit Inc. alleging various claims for breach of contract, breach of express and implied covenants of good faith and fair dealing, breach of fiduciary duty, misrepresentation and/or fraud, and promissory estoppel. The allegations relate to Quicken Brokerage powered by Siebert, a strategic alliance between the two companies. The complaint seeks compensatory, punitive, and other damages. On September 22, 2003, Intuit filed an arbitration demand against Siebert & Co. Inc. in San Jose, California seeking arbitration of all claims asserted by both parties. The Appellate Division of the Supreme Court of the State of New York has stayed the matter while it determines whether it will proceed in New York state court or in arbitration. The Company and Intuit believe this lawsuit is without merit and intends to defend the litigation vigorously.

3. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1(2)(vi), which requires the maintenance of minimum net capital of $5,000. At July 31, 2004, the Company had net capital of $122,531, which was $117,531 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.59 to 1 as of July 31, 2004.

3. Net Capital Requirements and Other Regulatory Matters (continued)

Under its arrangement with the Siebert Joint Venture, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio measurements. At July 31, 2004, the Company was in compliance with all such requirements.

The Company operates under the provision of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, claims exemption from the remaining provisions of that rule.

4. Income Taxes

Significant components of the benefit from income taxes attributable to operations are as follows at July 31, 2004 and 2003:

	2004	2003
Federal:		
Current	$ 6,914	$ 21,930
Deferred	(31,317)	(24,660)
	(24,403)	(2,740)
State:		
Current	2,236	5,536
Deferred	(8,996)	(6,296)
	(6,760)	(760)
Total benefit from income taxes	$ (31,163)	$ (3,500)

Deferred tax assets were $71,269 and $30,956 as of July 31, 2004 and 2003, and related primarily to the allowance for doubtful accounts.

5. Related-Party Transactions

The Parent provides administrative and other services (including office space) to the Company. There are no amounts charged to the Company by the Parent for those services. The cost of the services provided by the Parent totalled approximately $60,781 and $170,300 and primarily related to salaries, benefits, outside legal costs and other consulting services in connection with supporting ISI during the year ended 2004 and the period from September 9, 2002 (inception), through July 31, 2003, respectively.

Supplemental Information

Supplemental Schedule I

Investment Solutions Inc.

Computation of Net Capital Under Rule 15c3-1(2)(vi)

July 31, 2004

Computation of Net Capital

Total stockholder's equity	$	200,050
Nonallowable assets:		
Prepaid assets		(6,250)
Deferred tax asset		(71,269)
Net capital	$	122,531
Accrued expenses	$	(36,000)
Current taxes payable		(36,606)
Total aggregate indebtedness	$	(72,606)
Net minimum capital requirement (SEC Rule 15c3-1(2)(vi))	$	(5,000)
Excess net capital	$	(117,531)
Ratio: Aggregate indebtedness to net capital		0.59 to 1

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited July 31, 2004, Part IIA FOCUS Filing filed on September 17, 2004.

Investment Solutions Inc.

Statement Regarding Rule 15c3-3

July 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Investment Solutions, Inc.

Schedule of Expenses Incurred by Intuit, Inc.

Year ended July 31, 2004

Expense	*Amount*	*Description*
Salaries and benefits	$ 21,597	Allocated portion of Intuit employee salaries for time spent on ISI-related matters.
Other consulting	32,449	Cost to procure outside consultant to handle NASD and SEC regulatory and filing requirements.
Travel	6,735	Travel costs incurred by Intuit employees on ISI business.
Total	$ 60,781	

Supplementary Report

ERNST & YOUNG LLP
Suite 1700
555 California Street
San Francisco, California 94104
Phone: 415 951 3000

Supplemental Schedule IV

Investment Solutions Inc.

Report of Independent Auditors on Internal Controls Required by SEC Rule 17a-5

Board of Directors
Investment Solutions, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Investment Solutions, Inc. (the "Company"), for the year ended July 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

August 31, 2004